OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)



Barber Surgeons, Inc.
1880 Century Park East Suite 200
Los Angeles, CA 90067
www.barbersurgeons.co

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

Barber Surgeons, Inc. ("Barber Surgeons," "we," or "us"), was originally formed as Barber Surgeons' MSO, LLC on July 28, 2016 under the laws of California. On October 14, 2016, the company converted from a Limited Liability Company to Barber Surgeons, Inc. The company is authorized to issue 8,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, with all rights and privileges as determined in the company's Bylaws.

The company's business is to provide management, administrative and licensing services to Barber Surgeons' Guild, PC, a group of practicing physicians, which focus on innovative grooming and hair restoration techniques. The company will coordinate the amalgamated business offerings of grooming services and medical hair restoration; with the medical hair restoration services being provided exclusively by the company's contract counterparties who are licensed physicians. Alongside the business, the company will also produce Barber Surgeons' Guild products which will be sold in-store and online. The company's mission is to support the physicians' use of scientifically improved grooming with their medical expertise and modern technologies.

Barber Surgeons' Guild, PC is not a subsidiary of Barber Surgeons, Inc. Barber Surgeons, Inc.'s revenue from Barber Surgeons' Guild, PC will be based on the terms of its management and licensing agreement.

A description of our products and services, our production process, and business plans can be found on the company's profile on SeedInvest at www.seedinvest.com and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due Diligence

Due diligence by CrowdCheck, Inc.



OUR PEOPLE

Team

Ari Goldberg and Dr. Justin Rome are the founders of Barber Surgeons, Inc. and are currently shareholders and executives of the company. Goldberg and Dr. Rome are currently interviewing candidates for the operating Chief Executive Officer position that will come on board in the coming months. They are also in the process of hiring new employees prior to closing of this Offering.

Officers and directors

This table shows the officers and directors in our company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Ari Goldberg	Founder/Director of Business Development	34	Appointed October 2016	Part-Time, Founder and Chairman of RNMKR
Dr. Justin Rome	Founder/President/Treasurer/ Secretary/Medical Director	35	Appointed October 2016	Full-Time
Directors:				
Ari Goldberg	Director	34	Appointed October 2016	Part-Time, Founder and Chairman of
Dr. Justin Rome	Director	35	Appointed October 2016	Full-Time
Significant Employees:				
N/A				

*After this Offering, Matthew Rome, as a representative of the syndicate BSG Investments LLC investing $250,000 through the private Regulation D Offering, will join the Board of Directors

Ari Goldberg, Co-Founder, Director of Business Development, and Director

Ari Goldberg is Co-Founder, Director of Business Development, and Director on the Board of Directors of Barber Surgeons, Inc. An innovative serial entrepreneur, Goldberg brings a multi-faceted expertise in marketing, strategy, pop-culture, consumer behavior, and business development. From August 2006 to August 2014, Goldberg was the Founder and CEO of StyleCaster, which was acquired by SheKnows in 2014. He was also the Co-Founder of Sociocast (acquired by Aol, 2015) and Founding Member of Qwiki (acquired by Yahoo,

2014). Prior to StyleCaster, Goldberg served as VP of Strategy and Business Development for LeBron James and LRMR Marketing, and Director of Business Development for Steve Stoute at Translation. He has been featured in numerous outlets including the New York Times, Fox Business News, Bloomberg News, Huffington Post, and Entrepreneur among others. Goldberg holds degrees in both economics and political science from New York University, as well as studying in the master's degree in sports business from New York University.

Dr. Justin Rome, Co-Founder, President, Treasurer, Secretary, and Medical Director

Dr. Justin Rome is the Co-Founder, President, Treasurer, Secretary, Medical Director, and a Director on the Board of Directors of Barber Surgeons, Inc. Dr. Rome is a fellowship trained facial plastic surgeon. He performed over 500 manual and robotic FUE cases in his fellowship from July 2014 to July 2015 at the Orlando Hair Restoration Center before opening his own location in Beverly Hills, which he started in 2015. His center has been recognized as an ARTAS Center of Clinical Excellence for 2015 and 2016. Dr. Rome is dedicated to innovation and advancement in the field of hair restoration and is a primary investigator for multiple research studies. Dr. Justin Rome underwent extensive training in his surgical subspecialty. After he graduated from Drexel University College of Medicine in Philadelphia PA, he completed an Internship at Lenox Hill Hospital in New York City, NY, followed by a Residency at Albert Einstein University in Bronx, NY, then finally Fellowships at the Bassin Center for Plastic Surgery and The Orlando Hair Restoration Center in Orlando, FL. Dr. Rome is an active member of following associations: American Academy of Cosmetic Surgery, American College of Surgeons, American society of Hair Restoration Surgery, American society of Liposuction Surgery, American Society of Cosmetic Laser Surgery and the California Academy of Cosmetic Surgery.

Related Party Transactions

At the close of this Offering, Barber Surgeons' Guild, PC plans to wholly acquire the medical practice of Barber Surgeons current Founder, Medical Director, and Shareholder, Dr. Justin Rome. Barber Surgeons' Guild intends to acquire Dr. Rome's hair restoration practice in exchange for increasing Dr. Rome's salary from $200,000 to $250,000 annually. This transaction is not reflected in the financial statements presented because the transaction will take place between Barber Surgeons' Guild and the Dr. Rome's medical practice. Dr. Rome started his own plastic surgery business, Rome Institute for Plastic Surgery, in Beverly Hills, California in 2014 and most recently, introduced robotic hair restoration to his practice in 2015. Dr. Rome's practice has featured The Robotic Hair Restoration Center and uses the ARTAS robotic system for many procedures.

In addition, Dr. Rome is a minority shareholder of Restoration Robotics, Inc., the manufacturers of the ARTAS Robot, the robotic system used to conduct the company's hair restoration services. Dr. Rome's personal investment of $10,000 in exchange for equity was also available to other physicians that utilized the ARTAS technology. ARTAS profits from the sale of its robots as well as the SAAS fee collected per clip for each procedure conducted. The SAAS fees are included in the pricing for the hair restoration services provided by Dr. Rome's Robotic Hair Restoration Center.

Ari Goldberg is the Founder, Chairman, and 100% shareholder of RNMKR, a digital growth and private equity firm. RNMKR's objective is to partner with companies they can help the growth of a company by increasing its digital audience, adding new revenue streams and creating influential affiliate networks. Barber Surgeons will be RNMKR's first investment project. RNMKR currently does not have an equity stake in Barber Surgeons.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to our company:

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for the purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of Preferred Stock. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Investors in the Regulation Crowdfunding offering will be considered non-major investors under the terms of the notes offered. Further, the notes convert based on a valuation cap meaning investors would be rewarded for taking an early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below $7 million valuation cap, so you should not view the $7 million as being an indication of the company's value. Further the interest on the notes is accrued interest; therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **We have not yet authorized the preferred stock for conversion of the notes in this Offering.** We have not yet authorized the preferred stock for conversion of the notes, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation Crowdfunding offering, you will be considered a non-major investor under the terms of the notes offering, and therefore you will receive shares of a Shadow Series of preferred stock with certain limited rights. Shadow Series shareholders may receive a difference liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under the state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisors.

- **Does anyone want our product and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for men's hair restoration products and services. Our clients must think that we offer a better option than competitor products and services (e.g., Bosley Medical, local plastic surgeons, dermatologist, Keihl's, local high-end barbershops and salons, etc.) and they must be willing to pay our set prices that allows the company to make a profit and still attract business.

- **We have no operating history, and therefore, we cannot assess our growth rate and earnings potential**. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. The company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

- **Barber Surgeons' Guild, PC has not yet acquired Justin E. Rome, MD PC, the Robotic Hair Restoration Center that the business relies on.** Barber Surgeons' Guild PC plans to acquire Justin E. Rome, MD PC, the medical practice of Barber Surgeons, Inc. Founder, President, Treasurer, Secretary and Medical Director, Dr. Justin Rome. Barber Surgeons Guild will acquire the medical practice at the close of this Offering, however, the company's business plan depends largely on the business of the medical practice and its robotic hair restoration services. If Barber Surgeons' Guild does not acquire the medical practice at the close of this Offering, then the company will not be able to pursue a large component its business plan.

- **Our business plan relies on the operations of Dr. Rome's Robotic Hair Restoration Center as part of Barber Surgeons' Guild, PC.** Our business plan does not rely the operations of the Barber Surgeons Guild nor Barber Surgeons, but of the clients Dr. Rome obtained through his own plastic surgery practice. Barber Surgeons, through its management and licensing agreement, manages the business of Barber Surgeons Guild, PC and it is Barber Surgeons' Guild that plans to acquire

Dr. Rome's medical practice. We have no guarantee that these customers will be more inclined to obtain their services at an amalgamated business that features both a barbershop and hair restoration services. The clientele that Dr. Rome obtained were reliant on Dr. Rome's plastic surgery practice and his physician office, not a company that offers men's grooming products, services and treatments in addition to the hair restoration services. Therefore, the financial statements of the medical practice provided may not accurately indicate the future of Barber Surgeons Guild that we set out in our business plan.

- **We have a small management team.** We depend on the skills and experience of Dr. Justin Rome and Ari Goldberg. Dr. Rome works for the company full-time, however, Ari Goldberg has responsibilities to other companies. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **We rely on licensed professionals to provide our services.** The company's hair restoration services can only be provided by skilled and licensed professionals. Currently, Dr. Justin Rome is the only one capable of providing these services using the ARTAS robot. If we lose Dr. Rome, while we can find another licensed physician, it will impact our ability to hire someone with equivalent skills and talents; could financially affect the company and its business.

- **Dr. Rome's medical practice owes lines of credit that are secured by the company's assets and will be transferred to Barber Surgeons' Guild when the company is acquired.** As of September 30, 2016 the medical practice owes a total of $298,703 under lines of credit. Some of these loans payable are secured by the company's assets. We are not using the proceeds of this Offering to pay off this debt, but we need to grow our revenues enough to service and repay this debt if we are to survive.

- **The company is going to need more money**. We might not sell enough securities in this Offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

- **We have a number of competitors.** There are already a number of companies, barbershops, salons, plastic surgeons, and others individually providing similar hair restoration services, men's grooming, and products. While these competitors may not provide all the services at one location, they may be able to sell products and services that achieve similar benefits to consumers at a lower price.

- **We rely on third party vendors for equipment, like the ARTAS Robot, to provide our hair restoration services.** We rely on third party vendors for the ARTAS Robot and other equipment to conduct the hair transplant. If Restoration Robotics, Inc. faces manufacturing constraints (including more demand of the robot from our competitors), that could impact our ability to provide our services. If new technology is developed that is better than the ARTAS robot we could change technologies, but doing so may negatively impact our business or not provide the same benefit and outcome that the company aimed to achieve. However, if there is no new technology and we are unable to use the ARTAS robot, we will not be able to provide our services.

- **We are not the only ones using the ARTAS system.** We have a number of competitors that are also trained to use the ARTAS robot. Any physician can go through training to use the ARTAS system. Therefore, Dr. Rome is not the only physician in the United States specializing in this method of hair restoration. And even though there are currently 6 ARTAS Robots owned by other physicians in the Los Angeles area, any physician can train to use the ARTAS system and purchase the Robot; increasing this number over time and inversely effecting price.

- **There already exists a Barbershop named Guild of Barber Surgeons.** The Guild of Barber Surgeons is a barbershop based out of Fullerton, California. We are not associated with this local barbershop. Although the barbershop only provides haircutting and hot shave services, pomades, and shave products, this may conflict with our own business and our brand.

- **Changes in healthcare regulation may impact our ability to conduct our business.** The medical aspects of our business supported by the company are subject to various healthcare laws and heavy regulatory burden. Changes in healthcare regulation could materially impact or even eliminate the ability of our company's contract counterparts to provide medical services.

- **The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities (or the equity securities into which they will eventually convert), and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in Barber Surgeons are reflected in the table below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering*
Ari Goldberg	2,976,000 shares of Common Stock	50%
Dr. Justin Rome	2,976,000 shares of Common Stock	50%

*After the Offering, the company will reserve 10% for employee stock options. No stock option plan has been established to date.

Description of securities

The securities offered in this offering

The following description is a brief summary of the material terms of the Offering and is qualified in its entirety by the terms contained in the note.

We are offering investors convertible notes that do not have a maturity date. The notes will only convert in the event of a future qualified financing involving preferred shares or in a corporate transaction (for example, a corporate sale, takeover, merger or liquidation). Investors who invest more than $20,000 will be major investors.

Investors in this offering will be considered non-major investors. If there is a qualified equity financing, the notes will only convert at the election of the company or in a subsequent corporate transaction. We are making a concurrent offering of the Crowd Notes in this offering to accredited investors under Rule 506(c) of Regulation D. Those investors will be considered major investors, with their notes converting upon the occurrence of a qualified equity financing. The notes will convert into shares of the company's Preferred Stock prior to the closing of the qualified equity financing, or within 30 days of purchasing this Crowd Note if the qualified equity financing has already occurred prior to purchase. However, in the event that a corporate transaction occurs prior to a qualified equity financing, you would receive in lieu of the converted shares a payment of the greater of twice the amount of your initial investment or the amount you would have been able to purchase preferred shares based on the $7 million valuation cap.

Our minimum target raise is $150,000 and we will accept up to $500,000 from investors through Regulation Crowdfunding before the deadline of March 2, 2017. We will accept up to $500,000 in aggregate from investors under Regulation Crowdfunding and under Rule 506(c) of Regulation D.

Securities sold pursuant to Regulation D

The company is selling securities in a separate concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering. The company is offering up to 500,000 shares of Preferred Stock on a best efforts basis at $1.00 per share.

Common Stock

The company has authorized up to 8,000,000 shares of Common Stock. The company's Articles of Incorporation do not set forth the rights, preferences, privileges, and restrictions relating to the Common Stock. These may be established by the company's Board of Directors.

Preferred Stock

The company has authorized up to 2,000,000 shares of Preferred Stock. The company's Articles of Incorporation do not set forth the rights, preferences, privileges, and restrictions relating to the Preferred Stock. These may be established by the company's Board of Directors.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture-capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each shares being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

Transferability of securities

For a year, the securities (and any securities they are converted into) can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS; FINANCIAL CONDITION AND MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. Barber Surgeons MSO, LLC was formed in July 2016 and later converted to Barber Surgeons, Inc. on October 14, 2016. The company has no operating history.

Financial condition

As a newly incorporated company, we have never recognized any revenues and have no operating history. Accordingly, we are a development stage company and are dependent on additional financing, including this Offering, in order to have the funds to develop our products and services in the United States.

The preparation of financial statements includes estimates made by management and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results can differ from those estimates.

The company has an exclusive agreement to manage Barber Surgeons' Guild, PC in exchange for a previously agreed management fee. The management agreement is perpetual in duration but permits the company, or Barber Surgeons' Guild, PC, or both, to withdraw under certain circumstances. Additional agreements with future affiliates, if any, are expected to be substantially similar in their terms.

Results of Operations

Our company earned no revenue during the period ended November 15, 2016. The company will earn revenue in the form of management fees and share of net income from Barber Surgeons' Guild, PC and other affiliates, including Justin E. Rome MD PC that Barber Surgeons' Guild plans to acquire at the close of this Offering.

Operating expenses consist 62% from rent, 20% from professional services, 11% from general and administrative expenses, and the remaining 7% derived from advertising costs. Our operating expenses through November 15, 2016 were $14,144.

Liquidity and Capital Resources

As of November 15, 2016, we had cash on hand in the amount of $129,981. During this period ending November 15, 2016, the company raised $162,500 through the sale of Preferred Stock. The cash on hand includes this capital raise minus cash flows from operating activities in the amount of $32,544 for security deposits and net loss for the period.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through the issuance of equity, incurring additional debt through a financial institution, or the sale or merger of the company.

We have not committed to make any capital expenditures, and in the event that we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

In addition to this offering under Regulation CF, we are selling the same securities to accredited investors under Rule 506(c) of Regulation D. We will accept up to $500,000 between the two offerings.

Indebtedness

The company has no debt as of November 15, 2016 and has no plans to use any portion of the proceeds from this Offering to pay off debt.

At the close of this Offering, Barber Surgeons Guild, PC will acquire the medical practice of Dr. Justin Rome, in exchange for cash and equity. This acquisition does not include any purchase of assets or licensing of intellectual property, which will occur in the ordinary course of business. Barber Surgeons Guild, PC plans to acquire the hair restoration practice, including equipment, workforce in place, and the right to all related items of revenue and expense for the fiscal year in exchange for increasing Dr. Rome's salary $50,000 annually.

Recent offerings of securities

Concurrently with this Offering, we are issuing Preferred Stock to accredited investors under Rule 506(c) under the Securities Act. Key differences are that accredited investors, including major investors (those investors that invest $20,000 or more), will be issued Preferred Stock with some rights and privileges the Crowd Note in this Offering will not have.

The company has already raised $162,500 in the concurrent Regulation D Offering of Preferred Stock. Matthew Rome's investment syndicate Barber Shop Guild Investments, LLC has already invested $162,500 in the concurrent Regulation D Offering for 162,500 shares of Preferred Stock. Barber Shop Guild Investments, LLC has no relation to the company other than Matthew Rome's intention to create a vehicle to invest in Barber Surgeons alongside some colleagues. As a result of the investment, the company plans to appoint Matthew Rome as a Director of Barber Surgeons' Board of Directors at the close of this Offering.

No interest was sold in the previous offering of LLC interest.

Valuation

We have not undertaken a valuation of the company.

USE OF PROCEEDS

We are seeking to raise a minimum of $150,000 (target amount) and up to $500,000 (overallotment amount) in this offering through Regulation Crowdfunding. The proceeds of this offering, along with our concurrent offering under Rule 506(c), will be used to cover the operating expenses, capital expenditure and other fees and expenses associated with Barber Surgeons.

The following illustrates our percent allocation for the funds that we raise in this Offering:

- Operating expenses include salaries.
- Changes to overhead expenses may be due to adding new locations with retail and grooming in addition to medical procedures. New products will be offered online through e-commerce and retail. We will hire a small team of full-time employees to scale the sale and productions of our products.



- CAPEX (capital expenditures) are associated with our plan to open 2 new locations over the next 3 years.

If we manage to raise funds in excess of our target amount, we plan to use our proceeds as follows:

	$150,000 (Target Raise)	$500,000 (Overallotment Raise)
Build-out of Los Angeles and/or New York Office(s)*	50%	40%
Product Development	25%	7.5%
Marketing, Advertising, Digital Media, and Customer Acquisition	25%	32.5%
Team Building**	--	20%

*Building out of the Offices includes security deposit, rent payments, construction, design and related expenses. Company to hold off on leasing New York Office unless we raise more than the target raise.
**Team building refers to hiring more employees.

In case we raise less than the overallotment amount and raise only the target amount, we will reduce our expenses with respect to the amount we spend on team building, product development, customer acquisition as well as hold back on opening a New York location and we will undertake additional financing efforts sooner.

Our main investment will be the hair restoration robots (ARTAS), which cost $200,000 each. We will put a $50,000 down payment for each of the 2 robots we plan to purchase. However, through the acquisition of Dr. Rome's medical practice, the company will also acquire all of Dr. Rome's procedural equipment including his current ARTAS Robot. We will need new equipment when we open our New York location and other locations in the future.

We will also use these funds to pay the expenses associated with this Offering. We have considered these Offering expenses in our percentage allocation of funds. The Offering itself will cost:

- Accountants: less than $3,000
- Lawyers: less than $7,000
- Printing and Video Production: Ongoing
- Advertising: more than $10,000

We do not plan to use any of the proceeds from this Offering to pay off debt.

The identified uses of proceeds are subject to change at the sole direction of the executive officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualifications

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

If we successfully close our offering, you will be able to find our annual reports on www.barbersurgeons.co which will posted within 120 days after the end of each fiscal year.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Updates

Updates on the status of this offering may be found at: www.seedinvest.com.

SeedInvest Investment Process

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches a target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach the target offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand,

(iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.